UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

NASDAQ DELISTING

On August 22, 2025, the Company received notification from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that its securities will be delisted from the Nasdaq Capital Market and trading thereof will be suspended at the open of trading on August 26, 2025. The determination to delist the Company’s securities was a result of the Company’s violation of Nasdaq Listing Rules 5100, 5250(e)(2), 5550(a)(2) and 5810(c)(3)(A)(iii), the “Public Interest Concern”, “Listing of Additional Shares”, “Bid Price”, and “Low Priced Stocks” Rules.

As disclosed previously, the Company received Staff Delisting Determinations dated June 25, 2025 notifying the Company that Nasdaq had initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with the foregoing listing rules, which the company timely appealed to the Nasdaq Hearings Panel (the “Panel”). At a hearing before the Panel on August 12, 2025, the Company presented a plan to regain and maintain compliance with the Public Interest Concern, Listing of Additional Shares, Bid Price, and Low Priced Stocks Rules, predicated, inter alia, on (i) reverse stock split to regain compliance with the Bid Price Rule and the Low Price Rule, (ii) the cancellation of the convertible notes previously issued, (iii) inclusion of a floor price provision on any remaining unconverted amount for convertible notes, (iv) adding a minimum floor price for any securities issued for any future financing transaction, and (v) covenanted to promptly reporting any changes in the number of outstanding shares. Nasdaq determined to deny the request of the Company to continue its listing on The Nasdaq Stock Market on August 22, 2025.

The Company expects its securities to trade on the OTC Pink Current Market for the time being, but will endeavor to qualify for trading on the OTCQB or OTCQX markets in due course.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, including all the risk factors detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into WANG & LEE GROUP, Inc.’s registration statements (i) on Form S-8 (File Number: 333-283545) and (ii) on Form F-3 (File Number: 333-281859), each as filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer

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